SPECTRUMDNA, INC.
1700 Park Avenue, Ste 2020
Park City, UT 84068

April 28, 2008

Division of Corporation Finance
United States Securities and Exchange Commission
Attn: Barbara C. Jacobs, Assistant Director
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549

RE: SpectrumDNA, Inc. (the “Company”)
Form S-1/A Amendment No. 1 Registration Statement on
Form SB-2
Filed March 25, 2008
  File No. 333-148883

Dear Ms. Jacobs, et al:

We have reviewed the comments from your letter dated April 18, 2008 and have formulated responses as outlined below. Concurrently with this letter, we are also filing the Company’s Amendment No. 2 to its Registration Statement on Form SB-2 which is being filed as a Form S-1/A (the “Amendment”). References in this letter to “we”, “our” or “us” refer to the Company.

Prospectus Cover

1.
We note your disclosure stating that “we,” “us” or “our” refers to SpectrumDNA, Inc. Rather than use pronouns to refer to your company, please revise to use your actual company name or a shortened version of it throughout your document to be consistent with the Plain English guidelines set forth in the Commission’s plain English rule, Rule 421(b) of Regulation C. In addition, information on the cover page should be limited to the information required by Item 501 of Regulation S-K.

COMPANY RESPONSE: We respectfully submit that references to “we”, “us” or “our” are consistent with the Plain English guidelines set forth in the Commission’s plain English rule. In this regard, we have relied upon guidelines set forth on page 22 of the SEC Plain English Handbook with respect to the use of personal pronouns. We have removed certain disclosure from the cover page in order to limit the information on the cover to the information required by Item 501.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Commitments, page 10

2.	Notwithstanding your response to prior comment five, please modify your disclosure to quantify the costs to be incurred in connection with your efforts to become a public company.

COMPANY RESPONSE: We have added disclosure on page 10 that we expect to incur approximately $100,000 in legal and accounting costs in connection with becoming a public company.

Selling Stockholders, page 26

3.
Notwithstanding your response to prior comment 12, please expand your descriptions of the transactions in which selling stockholders acquired shares, other than the private placement transaction, which include (a) the transaction in which your founders and other investors acquired shares and (b) the transaction in which your Chief Operating Officer and a former employee acquired shares. Each description should include, among other things, the date of sale, the title and amount of the securities sold, the price per security and aggregate offering price or other consideration paid, and a materially complete description of the terms of exercise or conversion, if any. With respect to all of the transactions in which selling shareholders acquired shares, disclose whether any discounts, commissions or other forms of remuneration were paid in connection with the transactions.

COMPANY RESPONSE: We have expanded our descriptions on page 27 of the transactions in which selling stockholders acquired shares other than the private placement transaction. In addition, we have added disclosure on page 28 whether any discounts, commissions or other forms of remuneration were paid in connection with any of these transactions.

December 31, 2007 Audited Financial Statements

Consolidated Statements of Operations, page 4

4.
We note your response to our prior comment 14 where you indicate that the Company revised your Consolidated Statements of Operations so as to present stock-based compensation and cash compensation within the same line item. Please confirm that the stock-based and cash compensation is allocated amongst the various line items to which the services relate (e.g. general and administrative, product development, cost of revenues, etc.) In this regard, we note your disclosures in Note 7 where you indicate that stock-based compensation is recorded in general and administrative expense. Please tell us whether you have included stock compensation expense in product development or cost of revenues and if so, please revise your disclosures in Note 7 accordingly. Otherwise, please explain why all your compensation costs are included in general and administrative expense.

COMPANY RESPONSE: We hereby confirm to the Commission the fact that 100% of the Company’s stock-based and cash compensation expenses are allocated into the Salaries and Wages line item of our Consolidated Statements of Operations, as these expenses all fall into this account class, and they pertain only to the full-time employees of the Company. We have included all of our compensation costs in the Salaries and Wages expense line item due to the fact that the services were performed by Company employees pursuant to their respective employment responsibilities. Additionally, we confirm that we have not included any stock compensation expense in product development or cost of revenues, as these specific services did not pertain to product development or cost of revenues. . Product development costs relate to outsourced programming, design, testing, and related outsourced product development tasks. Outsourced development resources receive no benefits or stock-based compensation. We have revised our disclosure in Note 1 pertaining to product development so as to more clearly describe product development costs.

Consolidated Statements of Stockholders’ Equity, page F-6

NTF: The Company has included the Consolidated Statements of Stockholder’s Equity in the filing twice. As a result, the following comment has been issued:

5.	It appears that you have included your Consolidated Statements of Stockholders’ Equity in the filing twice on pages F-6 and F-7. Revise the filing to remove this duplication.

COMPANY RESPONSE: We have revised our filing so as to eliminate the duplication of the Consolidated Statements of Stockholders’ Equity, and have repaginated the filing accordingly.

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-14

6.
We note your response to our prior comment 13 where you indicate that revisions were made to your revenue recognition disclosure so as to more clearly explain the nature of the revenues earned by the Company pursuant to your partnership with SAP. However, it is still unclear to us how revenue was earned under this arrangement. We note that the Company generated approximately $54,000 in revenue during the fiscal year ending December 31, 2007 for their first test of the cooshoo enginet, through a partnership with software giant SAP and its users-group conference ASUG’07; which served as both a proof-of-concept for the enginet, and market test for whether a partner/client will pay for “enginet rental.” Clarify exactly how these revenues were earned. For example, did SAP purchase a license and technical support relating to the cooshoo enginet? Were these revenues related to non-recurring programming, consulting services, marketing, contract labor services, etc? Please ensure that your response details the specifics of the arrangements with SAP and the specific revenue recognition policy applied.

COMPANY RESPONSE: The revenues we earned pursuant to our partnership with SAP pertain to Cooshoo enginet services we provided to SAP during its SAP-ASUG conference event, as the result of an arm’s length transaction. SAP did not purchase a license. A total of $22,500 of these services was primarily Cooshoo-related training, consulting, operating, and in-event marketing services. These particular revenues were accounted for under SOP 97-2, due to the fact that the services were not “incidental to the enginet as a whole,” and were consumed in full during the event.

The arrangement with SAP also allowed for post-event support services to be provided by the Company at a rate of $2,500 per month. These revenues are recorded as earned upon the completion of the monthly services. The $2,500 per month fee was negotiated as the result of an arm’s-length transaction based upon the Company’s best estimate as to ensure a related margin of +/- 10% on its internal hosting and support costs of approximately $2,000 per month.

7.	Please revise to include the Company’s revenue recognition policy discussion in the forepart of Note 1 rather than under the subheading “Newly Issued Accounting Pronouncements.”

COMPANY RESPONSE: The Company’s revenue recognition policy was segregated in the Notes to the Consolidated Financial Statements, but the segregation was unclear. We have revised our Notes to move the revenue recognition policy discussion prior to the “Newly Issued Accounting Pronouncements” subheading.

Note 3, Intangible Assets, page F-16

8.
We note from your response to our prior comment number 16 that technological feasibility is determined based on “management judgment of product viability and likelihood of profitability” and that this determination is made “long before the products are released for sale.” We also note your disclosures on page 13 where you describe the enginet development process. Based on these disclosures, it appears that technological feasibility may be achieved when the Company develops a beta version of the enginet (stage 3 of the development process). Please clarify and explain, in detail, how you determine when technological feasibility is established and how you considered the guidance in SFAS 86 which states, “technological feasibility is established upon completion of a detail program design or, in its absence, completion of a working model.” Please clarify our understanding. In addition, given the disclosures on page 13 and 14 indicating the various stages of development, please clarify which enginets the Company believes have reached technological feasibility and the related amortization period.

COMPANY RESPONSE: The Company determines the technological feasibility according to the guidance of SFAS 86. The Company completes a detailed program design at such time management has reviewed product lines for viability and likelihood of profitability. This step occurs early in the conceptual development of a product, and prior to actual software development. We have revised our description of the enginet development process on page 13 to include the milestone of detailed program design, which had been overlooked in the description of the enginetworking process.

The Company has declared technological feasibility for Cooshoo, Addictionary and Arbetrator. All of these projects had been launched at December 31, 2007, with the exception of Arbetrator. All amortization of product development costs is done on a straight-line basis, over a period of three years from the date of launch.

9.
We note from your disclosures on page 24 that in June and August 2006, Mr. Banister and Robin Rankin assigned and transferred certain enginet properties which they had previously developed. Please tell us whether any of the $186,212 product development costs relate to such enginets. If so, please tell us what type of costs you continue to incur and capitalize after development is complete and tell us how you considered the guidance in SFAS 86 in concluding that capitalization of such costs is appropriate.

COMPANY RESPONSE: None of the $186,212 in product development costs relate to the engine properties assigned to the Company by Mr. Banister and Robin Rankin. The properties assigned by Mr. Banister and Robin Rankin were only conceptual. The assignors had no significant costs in relation to the concepts. All of the $186,212 in capitalized product development costs relate to internal product development. We have revised the language of our disclosures on page 24 to reflect this distinction more clearly.

Exhibits

10.
Please file all material agreements relating to the securities being registered for resale (e.g. purchase agreements, placement agreements, warrants and/or employment agreements). See Item 601(b) of the disclosure regulations applicable to your filing.

COMPANY RESPONSE: We have filed the form of the subscription agreement from the private placement transaction, the form of the warrant granted to Atheneum Capital LLC and The Mountain View Trust and Investment Agreement from the Company’s Chief Operating Officer and former employee. There are no other material agreements relating to the securities being registered for resale (e.g. purchase agreements, placement agreements, warrants and/or employment agreements).

Thank you for your attention to this matter and we look forward to hearing from you. Insofar that the financials statements included with this filing will no longer be current as of May 14, 2008, we are hopeful that the registration statement will be able to be declared effective before that date. In this regard, we are prepared to file an acceleration request as soon as possible. Please direct any questions or requests for clarification of matters addressed in this letter or in the Amendment to the undersigned or to David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP, at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

SPECTRUMDNA, INC.

/s/ James A. Banister
James A. Banister
Chief Executive Officer